Delisting Determination,The Nasdaq Stock Market, LLC,
October 6, 2017, Exela Technologies, Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the warrant and unit of Exela Technologies, Inc. (the Company), effective at the opening of the trading session on October 16, 2017. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules IM-5101-2, 5515(a)(4), and 5225(b)(1)(A). The Company was notified of the Staffs determination on September 7, 2017. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on September 18, 2017.